

October 5, 2010

Mr. David D. Johnson
Chief Financial Officer
Molex Incorporated
2222 Wellington Court
Lisle, Illinois 60532

    Re: **Molex Incorporated**
            Form 10-K for the Fiscal Year Ended June 30, 2010
            Filed August 3, 2010
            File No. 000-07491

Dear Mr. Johnson:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended June 30, 2010

Item 6. Selected Financial Data, page 25

1.   After comparing information included in this section of your June 30, 2009 Form 10-K to the equivalent amounts herein, we noted there were changes in your net income and income before taxes line items as part of your restatement in 2007 and 2006. Given the referenced changes, tell us why the impact of the "after tax net loss on unauthorized activities in Japan" is $0 for 2007 and 2006. Please also tell us the reason the referenced line items changed (were restated) during 2007 and 2006.

Financial Statements, page 47

Notes to Consolidated Financial Statements, page 52

Notes 3. Restatement of Prior Period Financial Statements, page 56

2.   We noted the following with regards to the timing of your disclosure regarding the unauthorized activities in Japan:
   - First, we noted that in an Item 8.01 Form 8-K dated April 9, 2010 you disclosed that you learned that an individual working in Molex Japan's finance group obtained unauthorized loans that you believed to be in the range of $175 million.
   - Second, we noted your discussion included as part of your April 27, 2010 third quarter press release, that the individual admitted to forging documentation in arranging and concealing the transactions and at that time, the total amount involved in this fraud scheme had been estimated to be approximately $193.2 million, of which you recognized a pretax loss in the March 2010 quarter of $31.0 million and disclosed a contingent liability of $162.2 million.
   - Third, we noted that a significant amount of time passed and it was not until August 3, 2010 that you filed an Item 4.02 Form 8-K, in which you explain that on August 2, 2010 your independent accountants and your Audit Committee met to consider the accounting for the unauthorized activities in Japan and errors in tax related accounts in prior periods and it was at this time that the parties determined that your financial statements for 2009 and 2008 should be restated and those related financial statements previously filed should not be relied upon.
   - Finally, we noted that immediately after filing the Item 4.02 Form 8-K you filed your Form 10-K for the year ended June 30, 2010 which included restated financial statements for 2009 and 2008.

   It does not appear that any of the significant facts and circumstances regarding the unauthorized activity changed from your initial disclosure in April 2010. Please tell us why you did not file an Item 4.02 Form 8-K at that time. Please tell us why it was not

until August 3, 2010, immediately preceding your Form 10-K filing with restated 2009
and 2008 financial statements that you filed the Item 4.02 Form 8-K.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a
statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the
filing;

- staff comments or changes to disclosure in response to staff comments do not
foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated
by the Commission or any person under the federal securities laws of the United
States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filing or in response to our comments on your filing.

You may contact Julie Sherman, Staff Accountant, at (202) 551-3640 or Jay
Webb at (202) 551-3603 if you have any questions regarding these comments. In this
regard, do not hesitate to contact me at (202) 551-3212.

Sincerely,

Jeff Jaramillo
Branch Chief